# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VS MEDIA HOLDINGS LIMITED, CIK 0001951294
CUSIP: G9517U111
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 3 International Business Park #03-29, Nordic European Centre, Singapore, Singapore (U0), 609927
Date of event which requires filing of this statement: 09/25/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001437107

## Reporting persons
- Warner Bros. Discovery, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,720; sole dispositive power 0; shared dispositive power 11,720; aggregate amount beneficially owned 11,720 (0.4% of the class)
  Comment: Row 11: Based on 2,750,784 shares of VS MEDIA Holdings Limited's (the "Issuer") Class A Ordinary Shares outstanding as of August 21, 2026, as reported in the Issuer's Amendment No. 2 to Form F-3 filed with the Securities and Exchange Commission (the "SEC") on August 21, 2026.
- Discovery Networks Asia-Pacific Pte. Ltd.: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 11,720; sole dispositive power 0; shared dispositive power 11,720; aggregate amount beneficially owned 11,720 (0.4% of the class)
  Comment: Row 11: Based on 2,750,784 shares of the Issuer's Class A Ordinary Shares outstanding as of August 21, 2026, as reported in the Issuer's Amendment No. 2 to Form F-3 filed with the SEC on August 21, 2026.

## Item 1. Issuer
Name of issuer: VS MEDIA HOLDINGS LIMITED
Address of issuer's principal executive offices: 3 International Business Park #03-29, Nordic European Centre, Singapore 609927

## Item 2. Person Filing
Name of person filing: Warner Bros. Discovery, Inc. ("WBD"); Discovery Networks Asia-Pacific Pte. Ltd. ("Discovery Networks")
Address of principal business office or, if none, residence: Warner Bros. Discovery, Inc. - 230 Park Avenue South, New York, New York 10003; Discovery Networks Asia-Pacific Pte. Ltd. - 21 Media Circle, #08-01 Infinite Studios, Singapore 138562
Citizenship: Warner Bros. Discovery, Inc. - Delaware; Discovery Networks Asia-Pacific Pte. Ltd. - Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages. Discovery Networks is the direct holder of 11,720 Class A Ordinary Shares. Because Discovery Networks is an indirect wholly-owned subsidiary of WBD, WBD may be deemed to beneficially own the 11,720 Class A Ordinary Shares held directly by Discovery Networks and share voting and investment power over such shares.
Percent of class: See the responses to Item 11 on the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based upon 2,750,784 shares of the Issuer's Class A Ordinary Shares outstanding as of August 21, 2026, as reported in the Issuer's Amendment No. 2 to Form F-3 filed with the SEC on August 21, 2026.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Warner Bros. Discovery, Inc.: /s/ Tara L. Smith, Tara L. Smith; Executive Vice President and Corporate Secretary (09/25/2026)
- Discovery Networks Asia-Pacific Pte. Ltd.: /s/ Tara L. Smith, Tara L. Smith; Attorney-in-Fact (09/25/2026)